Exhibit 3

Management’s Discussion & Analysis

•	8% growth in shareholders’ net income to $1,159 million (excluding non-recurring items, normalized shareholders’ net income increased 18%)	•	Return on shareholders’ equity of 15.1% (excluding non-recurring items, normalized return on shareholders’ equity was 15.9%)	•	Basic earnings per share of $2.40 (excluding non-recurring items, normalized basic earnings per share was $2.53)
•	Eighth consecutive year of record financial performance			•	Five year compound annual growth rate of 19%

Ratings

The following rating agencies each assign The Manufacturers Life Insurance Company ratings within their highest range of categories, thereby recognizing the company as among the strongest in the life insurance industry.

Purpose	Rating agency	Rating

Claims paying/Financial strength	A.M. Best	A++	(1st of 16 categories)
	Dominion Bond Rating Service	IC-1	(1st of 5 categories)
	Fitch Ratings	AAA	(1st of 22 categories)
	Moody’s	Aa2	(3rd of 21 categories)
	Standard & Poor’s	AA+	(2nd of 21 categories)

(1)	Adjusted shareholders’ net income refers to earnings from mutual operations (prior to demutualization) and net income attributable to shareholders (after demutualization).

(2)	Operating return on shareholders’ equity and adjusted basic operating earnings per share exclude the impact of the Company’s gain on divestiture of Altamira Management Limited in 1997.

6	MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT

•	$1,275 million increase in premiums and deposits	•	15% growth in funds under management	•	Issued $1 billion of Manulife Financial Capital Securities and $800 million of subordinated debt
•	20% growth in general fund premiums	•	31% increase in general fund assets	•	Total equity of $8.3 billion
		•	8% increase in segregated funds assets	•	Total capital of $11.5 billion
				•	The Manufacturers Life Insurance Company’s MCCSR was 236%

The MCCSR (Minimum Continuing Capital and Surplus Requirements) is a measure of a company’s capital strength. The Manufacturers Life Insurance Company’s MCCSR was 236% at year-end 2001, well above the minimum prescribed by the Office of the Superintendent of Financial Institutions (Canada).

MCCSR

Year	Ratio	Required Capital	Available Capital

2001	236%	$4.4 billion	$10.3 billion
2000	238%	$3.4 billion	$ 8.0 billion
1999	239%	$3.3 billion	$ 7.9 billion
1998	255%	$3.0 billion	$ 7.7 billion
1997	251%	$2.8 billion	$ 7.0 billion

MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT	7

Financial Performance

Canadian generally accepted accounting principles (“GAAP”) require the presentation of financial information in distinct segments. The Company views the contracts comprising the general fund, segregated funds and other funds under management as alternative offerings that are managed interdependently because, typically, there are transfer options between the general fund and the segregated funds as a result of a policyholder’s ability to change investment options or products. Fee income for investment management and administrative services provided to segregated funds is recorded in the general fund. As a result of similarities between general fund, segregated fund and mutual fund products from a business perspective and the many interdependencies, the Company measures certain key business indicators in aggregate. These key business indicators are (1) growth of total premiums and deposits, and (2) growth in funds under management.

Net Income

Manulife Financial reported record earnings in 2001 as shareholders’ net income reached $1,159 million compared to $1,075 million reported in 2000. Shareholders’ net income in the year included non-recurring items reported in the third quarter, which in aggregate reduced net income by $64 million compared to a non-recurring item in 2000, which increased net income by $42 million.

     This year’s non-recurring items related to provisions for anticipated claims arising from the terrorist events in the United States on September 11, 2001, a gain from the disposition of a portion of the Company’s investment in Seamark Asset Management Ltd. (“Seamark”), and two tax related items. These tax items consist of a one-time reduction in tax expense of $30 million associated with the recognition of a future tax asset in respect of previously unaccrued tax losses in the Reinsurance Division and a $29 million accrual for a refund of tax, inclusive of interest, related to a recent court decision in Manulife’s favour pertaining to capital taxes. The prior year’s non-recurring item of $42 million related to a one-time reduction in tax expense in the United States as a result of the dividends received deduction on U.S. segregated funds.

     Excluding these non-recurring items, shareholders’ net income was $1,223 million, an 18 per cent increase over the prior year. This increase was primarily attributable to the positive impact of acquisitions in Japan and Canada earlier in the year, improved margins and expense efficiencies in insurance and wealth management businesses in Canada and strong business growth in Hong Kong Individual Insurance. This increase was partially offset by the impact of lower equity markets on the earnings of the wealth management businesses in the United States.

Impact of September 11, 2001 Events

As a result of the terrorist events of September 11, 2001, exposure to loss is estimated at $360 million before catastrophe coverage, reserves and taxes. Accident reinsurance exposures accounted for 80 per cent of this amount with Property & Casualty and Life risks accounting for the balance. These exposures were reduced by $120 million of catastrophe coverage, $60 million of expected tax deductions and $80 million of existing net reserves. Actual Reinsurance Division claims will not be known for several years; therefore, the Company established additional net reserves of $50 million during the third quarter of 2001. Credit risk in relation to these events is with strong counterparties, with approximately two-thirds rated “AA” or better and one-third with “A” rated parties.

NET IMPACT OF SEPTEMBER 11, 2001 EVENTS

(Canadian $ in millions)
Exposure, net of recoveries	$360
Catastrophe coverage	(120)
Income taxes	(60)

Income impact before existing and additional net reserves	$180
Existing reserves	(80)

Income impact before additional net reserves	$100
Additional reserves	50

Net income impact	$150

The return on shareholders’ equity for the year ended December 31, 2001 was 15.1 per cent compared to 16.1 per cent for 2000. Earnings per share for the year ended December 31, 2001 was $2.40 compared to $2.22 for 2000. Excluding the non-recurring items, return on shareholders’ equity and earnings per share for the current year were 15.9 per cent and $2.53, respectively. On the same basis for 2000, return on shareholders’ equity and earnings per share were 15.5 per cent and $2.13, respectively.

8	MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT

Consolidated Net Income for the Year

Taxes, levies and assessments are a significant component of Manulife Financial’s expenses. In addition to income and capital- based taxes, the Company is subject to other taxes reported as part of the Company’s operating expenses, including property and business taxes, premium taxes, employer payroll taxes, commodity and consumption taxes, and Canadian investment income taxes. Total taxes, levies and assessments, excluding income and certain capital-based taxes, which are recorded separately as income taxes in the Consolidated Statements of Operations, amounted to $315 million in 2001 compared to $257 million in 2000.

SUMMARY STATEMENT OF OPERATIONS

(Canadian $ in millions)	2001	2000	1999

Premium income	$10,247	$8,515	$8,672
Investment income	4,479	4,350	4,369
Other revenue	1,505	1,287	1,015

Total revenue	$16,231	$14,152	$14,056

Policy benefits	$10,826	$9,335	$9,974
General expenses	2,478	2,191	1,817
Commissions	1,133	1,086	886
Interest expense	257	191	179
Premium taxes	105	96	84
Non-controlling interest in subsidiaries	4	(151)	(114)
Trust preferred securities issued by subsidiaries	65	63	62

Total policy benefits and expenses	$14,868	$12,811	$12,888

Income before income taxes	$1,363	$1,341	$1,168
Income taxes	(196)	(273)	(302)

Net income	$1,167	$1,068	$866

Net income (loss) attributable to:
Participating policyholders (after demutualization)	$8	$(7)	$(8)

Net income attributable to:
Shareholders (after demutualization)	$1,159	$1,075	$267
Mutual operations (prior to demutualization)	—	—	607

Adjusted shareholders’ net income	$1,159	$1,075	$874

Net income	$1,167	$1,068	$866

Premiums and Deposits

Premiums and deposits increased by $1.3 billion to $25.8 billion in 2001 compared to $24.6 billion for the year ended December 31, 2000. This increase was primarily due to a 20 per cent increase in premiums to $10.2 billion in 2001 from $8.5 billion in 2000, partially offset by a five per cent decrease in segregated fund deposits to $14.0 billion in 2001 from $14.8 billion in 2000. The increase in general fund premiums was largely a result of renewal premiums from the policies transferred from Daihyaku in Japan, growth in individual and group insurance premiums across the Company and sales from U.S. Annuities’ dollar-cost-averaging program.

     The decline in segregated fund deposits resulted from the impact of volatile equity markets, reflecting investors’ cautious approach to investing in 2001; partially offset by strong 401(k) pension deposits in the United States and Mandatory Provident Fund deposits in Hong Kong.

PREMIUMS AND DEPOSITS

(Canadian $ in millions)	2001	2000	1999

General fund premiums	$10,247	$8,515	$8,672
Segregated fund deposits	14,044	14,777	10,709
Mutual fund deposits	754	630	522
ASO premium equivalents	795	643	550

Total	$25,840	$24,565	$20,453

MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT	9

Investment Income

Investment income increased slightly in 2001 to $4.5 billion from $4.4 billion in 2000. The impact of a higher average level of general fund invested assets of $67.9 billion, largely due to the transfer of assets from Daihyaku in Japan on April 2, 2001, was partially offset by the effect of lower yields on fixed-income investments and the weak performance of equity markets. Approximately 33 per cent of stocks support the Company’s participating policies and the impact of a decrease in investment income from these stocks is substantially offset by a change in actuarial liabilities. The remaining 67 per cent of stocks support other actuarial liabilities and the Company’s capital. Investment income on these stocks impacts the Company’s net income. Provisions against impaired assets decreased marginally to $99 million in 2001 from $100 million in 2000. The establishment of provisions against primarily U.S.-denominated bonds in 2001 was partially offset by recoveries in the real estate and mortgage portfolios. As a result of the aforementioned and lower yields, particularly relating to assets transferred from Daihyaku in Japan where interest rates are much lower than in North America, total investment yield for the Company decreased to 6.90 per cent from 8.58 per cent in 2000.

INVESTMENT INCOME

(Canadian $ in millions)	2001	2000	1999

Gross investment income before:	$3,962	$3,807	$3,640
Provisions for impaired assets	(99)	(100)	(58)
Amortization of net realized and unrealized gains	616	643	787

Total	$4,479	$4,350	$4,369

Yield	6.90%	8.58%	9.01%

Other Revenue

Other revenue increased by 17 per cent to $1.5 billion in 2001 from $1.3 billion in 2000. This increase was primarily attributable to a nine per cent increase in fees to $1.3 billion in 2001, the sale of a portion of the Company’s investment in Seamark and interest income on the settlement of a tax case in Canada related to the capital tax treatment of deferred realized gains. The increase in fee income was primarily attributable to improved margins in the Individual Wealth Management business in Canada, fees derived from policies transferred from Daihyaku, the provision of administrative services by Group Benefits in Canada and an increase in fee income earned on life financial and property and casualty reinsurance.

Policy Benefits and Expenses

Policy benefits increased to $10.8 billion in 2001 from $9.3 billion in 2000.

     The increase in death and disability claims was a result of larger inforce insurance blocks in U.S., Canadian, and Asian Divisions, together with the impact of the businesses acquired in Japan and Canada, and Reinsurance Division’s provision for anticipated claims arising from the terrorist events of September 11. Subsequent to the transfer of policies from Daihyaku, there was a net reduction in actuarial liabilities related to these policies, largely due to death, disability, maturity, and surrender claims. Actuarial liabilities on the balance of the Company’s operations increased, reflecting higher sales of guaranteed and fixed-income products and growth in the insurance businesses in Canada and the United States and lower surrenders in the Canadian wealth management businesses. As at December 31, 2001, actuarial liabilities increased to $54.7 billion from $41.4 billion in 2000, primarily due to the addition of $10.9 billion of actuarial liabilities in respect of policies acquired in Japan on April 2, 2001.

     Policyholder dividends and experience rating refunds increased by five per cent to $900 million in 2001 from $859 million in 2000. Policyholder dividends increased by nine per cent primarily due to continued growth in cash values of participating policies.

     General expenses increased by 13 per cent to $2.5 billion in 2001 from $2.2 billion in 2000. This increase was primarily attributable to costs associated with the newly acquired blocks of business in Japan and Canada, increased new business acquisition costs and continued investments in technology, back-office and distribution infrastructure to support sales and asset growth.

     Commissions increased by four per cent to $1.1 billion in 2001, primarily due to the first full year of the restructured compensation program in Japan which changed from fixed to variable and higher insurance and pension sales in Hong Kong, partially offset by lower sales of variable annuities in the United States.

     Interest expense increased by 35 per cent to $257 million in 2001 from $191 million in 2000, primarily due to interest paid on the Canadian-denominated subordinated debentures issued in February of 2001. Premium taxes increased by nine per cent to $105 million from $96 million in 2000, due to an increase in premiums.

10	MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT

     Non-controlling interest in subsidiaries was $4 million compared to a recovery of $151 million in 2000. The change was attributable to the Company’s acquisition of Daihyaku’s minority interest in Manulife Japan. In 2000, the recovery primarily reflected the attribution of losses incurred by the operation in Japan to Daihyaku.

     Income taxes decreased to $246 million in 2001 from $315 million in 2000, after excluding the non-recurring tax items for both years. The Company’s 2001 provision for income taxes of $196 million is comprised of $71 million of current taxes payable and $125 million of future taxes. The decrease in the income tax expense primarily reflects a greater proportion of earnings derived from jurisdictions with lower income tax rates.

Funds under Management

Funds under management increased by 15 per cent to $142.2 billion in 2001 from $123.5 billion in 2000. General fund assets grew by 31 per cent to $78.6 billion as at December 31, 2001 from $60.1 billion as at December 31, 2000, reflecting the acquisitions in Japan and Canada earlier in the year. Segregated fund assets increased by eight per cent to $59.2 billion as at December 31, 2001 from $54.9 billion as at December 31, 2000. This increase was primarily due to net new deposits of U.S. 401(k) pension, variable annuity, and variable insurance products, increased Mandatory Provident Fund deposits in Hong Kong and the impact of a strengthening U.S. dollar. This increase was offset by a reduction in the market value of assets, as a result of weak equity market performance.

FUNDS UNDER MANAGEMENT

(Canadian $ in millions)	2001	2000	1999

General fund	$78,613	$60,067	$56,708
Segregated funds	59,206	54,908	49,055
Mutual and other managed funds(1)	4,363	8,545	6,373

Total	$142,182	$123,520	$112,136

Other managed funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.

Segregated fund assets, mutual fund assets and other managed funds are not available to satisfy the liabilities of the Company’s general fund.

(1)	Other managed funds included Seamark Asset Management Ltd. third party managed funds of $4,288 and $3,074 as at December 31, 2000 and 1999, respectively. Disposition of a portion of the Company’s controlling interest in Seamark Asset Management Ltd. occurred in July 2001, at which time the Company ceased consolidation of the assets and liabilities and results of operations of Seamark and commenced accounting for this investment on an equity basis.

Differences between Canadian and U.S. GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP.

     The differences between Canadian GAAP and U.S. GAAP include accounting for premiums and deposits, invested assets and investment income and segregated funds. There are also differences in the calculation and accounting for actuarial liabilities and differences in reporting policy cash flows. These differences are described in more detail in note 17 to the consolidated financial statements.

Differences between Canadian and Hong Kong GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from Hong Kong GAAP.

     In Hong Kong, there are no accounting standards specific to life insurance companies; consequently, companies have more discretion in selecting appropriate accounting principles to prepare financial statements. The Canadian GAAP requirements for life insurance enterprises used by the Company in relation to its invested assets and non-actuarial liabilities are considered acceptable within the Hong Kong accounting framework. The computation of actuarial liabilities in Hong Kong is governed by the requirements of the Hong Kong Insurance Authority. In certain interest rate environments, actuarial liabilities determined in accordance with Hong Kong GAAP may be higher than actuarial liabilities computed in accordance with Canadian GAAP.

     The Hong Kong Insurance Authority requires that insurance companies meet minimum solvency requirements. Each year, the Company compares the amount of net assets prepared in accordance with Canadian GAAP, as reported in the Company’s annual regulatory return, with the minimum solvency margin required in Hong Kong. As at December 31, 2001, the Company’s net assets determined in accordance with Canadian GAAP exceeded the minimum solvency margin required in Hong Kong.

MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT	11

U.S. Division

The U.S. Division provides insurance and wealth management products and services to select markets. The Division’s Insurance operation focuses on the sale of life insurance products to high net-worth individuals. Wealth Management services includes the Annuities operation, which focuses primarily on middle- and upper-income individuals and the Group Pensions operation concentrating on small and medium-sized businesses.

Financial Performance

U.S. Division’s net income was $373 million in 2001 compared to $477 million in 2000. Included in 2000 earnings was a $42 million one-time reduction in tax expense as a result of an IRS technical memorandum clarifying the treatment of the dividends received tax deduction for U.S. segregated funds. Excluding this one-time reduction in tax expense in 2000, current year net income was $62 million lower than the prior year, due to the impact of lower equity markets on the earnings of the Division’s wealth management businesses and a decline in sales from the record high sales reported in 2000. These declines were partially mitigated by favourable Insurance mortality experience, continued strong growth in the 401(k) pension business and the impact of a strengthening U.S. dollar. Prudent management of expenses also contributed to earnings as operational costs were closely linked to areas of business growth.

     In 2001, U.S. Division contributed 32 per cent to the Company’s net income, 61 per cent of total premiums and deposits and as at December 31, 2001, accounted for 53 per cent of the Company’s funds under management.

SUMMARY STATEMENT OF OPERATIONS

(Canadian $ in millions)	2001	2000	1999

Premium income	$3,836	$3,348	$3,093
Investment income	1,942	1,925	1,888
Other revenue	939	885	678

Total revenue	$6,717	$6,158	$5,659

Policyholder benefits	$4,697	$4,055	$3,920
General expenses	830	759	625
Commissions	572	600	467
Other	94	99	86

Total policyholder benefits and expenses	$6,193	$5,513	$5,098

Income before income taxes	$524	$645	$561
Income taxes	(151)	(168)	(196)

Net income	$373	$477	$365

Premiums and Deposits

Premiums and deposits of $15.6 billion in 2001 were marginally lower than the $16.0 billion reported in 2000, a strong performance in light of volatile equity markets and a challenging economic environment during 2001. General fund premiums increased 15 per cent, due to sales of Annuities’ dollar-cost-averaging program, which allows pre-authorized periodic transfers from the fixed-rate general fund portfolio to a segregated fund, and also from growth in Insurance premiums.

     Segregated fund deposits declined in 2001 as a result of reduced variable annuity deposits. Reduced business levels, experienced throughout much of the variable annuity industry, reflected investors’ cautious approach to investing in 2001. Annuities’ focus on customer service and product enhancements helped minimize the impact of volatile equity markets. The decline in segregated fund deposits was partially offset by strong 401(k) pension deposits, achieved through continued penetration of the broker-dealer market and ongoing distribution strength in the Third Party Administrator channel.

12	MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT

PREMIUMS AND DEPOSITS

(Canadian $ in millions)	2001	2000	1999

Premiums	$3,836	$3,348	$3,093
Segregated fund deposits	11,790	12,650	9,031

Total premiums and deposits	$15,626	$15,998	$12,124

Funds under Management

Funds under management of $74.7 billion ended the year eight per cent higher than 2000. Net new deposits of 401(k) pension, variable annuity, and variable insurance products along with the impact of a strengthening U.S. dollar were partially offset by declining equity values.

FUNDS UNDER MANAGEMENT

(Canadian $ in millions)	2001	2000	1999

General fund	$26,731	$25,105	$23,648
Segregated funds	47,975	44,370	39,389

Total funds under management	$74,706	$69,475	$63,037

Moving Forward

In 2002, U.S. Division will continue to build on its strengths of product innovation, service excellence and distribution efficiency.

     Product development plans for 2002 include Insurance’s launch of a suite of new and refreshed products, focusing primarily on the variable insurance market. Wealth management product initiatives include Annuities’ launch of the “Core Plus” investment concept, combining its Lifestyle Portfolios with Manulife’s broad range of investment options. This concept will be merged seamlessly with newly developed marketing strategies aimed at the affluent investor. In addition, the successful expansion of wealth management offerings in the College Savings market (529 Plan) will continue in 2002 through additional product innovation. Group Pensions will continue developing its product features through enhanced e-commerce and investment offerings.

     U.S. Division’s commitment to providing high quality customer service will always be a priority, as will the continuing expansion of its distribution capabilities. Annuities, with a history of delivering excellent customer service and an existing strong product line-up, combined with its wholesaling distribution group, is well positioned to capture a growing share of a recovering variable annuity market in 2002. Group Pensions will expand participant-focused programs and strengthen its relations with the Third Party Administrator and broker-dealer distribution channels. Group Pensions is planning a number of e-commerce initiatives and further enhancements to its award-winning client communications. Insurance will be launching a new Internet interface for both policyholders and distributors that will provide easy access to account information and service. In addition, Insurance will build on its broad market penetration strategy by enhancing relationships with key distributors, with the goal of becoming the leading insurance provider among these targeted firms.

     While the U.S. Division is in a strong position to benefit from economic recovery and improving equity markets, expense levels will continue to be tightly managed. Fixed expenses in most areas will decline slightly or will be maintained at 2001 levels, while additional investments will be restricted to areas of strong business growth.

MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT	13

Canadian Division

Canadian Division is one of the leading life insurance-based financial services organizations in Canada. Its wealth management product offerings include individual investment and banking products, annuities, group pension products and mutual funds. Insurance product offerings include a full range of group life, health, dental and disability insurance products and services for Canadian employers. Individual life insurance products are aimed at middle- and upper-income individuals and business owners. Insurance products are also directly marketed to members of professional, alumni, retiree and other associations and to the customers of financial and retail institutions.

Financial Performance

Canadian Division’s net income increased 22 per cent to $335 million in 2001 from $275 million in 2000. This result reflects improved margins and expense efficiencies in insurance and wealth management businesses and positive contributions from acquisitions completed earlier in the year, partially offset by the negative effects of volatile equity markets and less favourable long-term disability claims results in Group Benefits.

     In 2001, the Canadian Division contributed 29 per cent to the Company’s net income, 21 per cent of total premiums and deposits and as at December 31, 2001, accounted for 24 per cent of the Company’s funds under management.

SUMMARY STATEMENT OF OPERATIONS

(Canadian $ in millions)	2001	2000	1999

Premium income	$2,924	$2,488	$3,228
Investment income	1,617	1,587	1,697
Other revenue	287	249	197

Total revenue	$4,828	$4,324	$5,122

Policyholder benefits	$3,418	$3,051	$3,979
General expenses	654	595	575
Commissions	238	238	205
Other	101	90	69

Total policyholder benefits and expenses	$4,411	$3,974	$4,828

Income before income taxes	$417	$350	$294
Income taxes	(82)	(75)	(61)

Net income	$335	$275	$233

Premiums and Deposits

Premiums and deposits of $5.4 billion were marginally higher than 2000. Strong persistency and the impact of recent acquisitions contributed to a 27 per cent increase in Group Life and Health premiums and premium equivalents and a 13 per cent increase in individual insurance premiums. Fixed-rate and money market deposits grew by 17 per cent while segregated and long-term mutual fund deposits declined by 40 per cent, reflecting equity market volatility and investors’ cautious approach to investing in 2001.

PREMIUMS AND DEPOSITS

(Canadian $ in millions)	2001	2000	1999

Premiums	$2,924	$2,488	$3,228
Segregated fund deposits	1,190	1,681	1,347
Mutual fund deposits	527	529	483
ASO premium equivalents	795	643	550

Total premiums and deposits	$5,436	$5,341	$5,608

14	MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT

Funds under Management

Funds under management increased by six per cent to $33.6 billion as at December 31, 2001 from $31.9 billion as at December 31, 2000, primarily due to recent acquisitions and organic growth of insurance and fixed-income savings product lines.

FUNDS UNDER MANAGEMENT

(Canadian $ in millions)	2001	2000	1999

General fund	$23,012	$21,097	$20,700
Segregated funds	9,279	9,394	8,341
Mutual funds	1,313	1,359	1,477

Total funds under management	$33,604	$31,850	$30,518

Moving Forward

The consolidation of the life insurance industry in Canada is well under way. Consolidation takes a variety of forms including acquisitions and strategic alliances. The Canadian Division has been and will continue to be active on both of these fronts in pursuing growth opportunities.

     Canadian Division is committed to creating innovative products supported by professional and efficient service. In 2002, the Division will introduce changes to its individual insurance and wealth management products. Specifically, a family of mutual funds within a corporate structure allowing investors to switch between funds on a tax-deferred basis will be introduced early in the year. The acquisition of Commercial Union Life Insurance Company of Canada in 2001 provided a strong market position in the individual critical illness insurance line. The Division will expand its presence in this growing market by making its critical illness product available to all of its distribution channels. Canadian Division will continue to enhance its products in both the group benefits and group pensions large case marketplace by customizing solutions to meet the needs of each client. The acquisition of the Zurich Canada group life and health business in 2001 strengthened an already competitive position in the small case group life and health market, providing the Division with a solid platform on which to build. An automated process for proposal, issue, and other services is scheduled for delivery to this market segment in 2002.

     Leveraging technology is essential to providing superior customer service. The Division will continue its investment in technology in the front and back offices, with a commitment to Internet and e-commerce initiatives, which will offer new solutions and functionality. Plans in 2002 include Individual Wealth Management’s introduction of an electronic “end-to-end” sales and service process, which is an Internet-based interface that allows advisors to complete the sales and policy service process electronically.

     The Division will continue to identify and act upon opportunities to increase distribution points and tap the potential of traditional channels and the expanding Managing General Agent, strategic alliance and stockbroker channels.

     Canadian Division will also continue to focus on managing expenses to ensure it remains competitive in its chosen markets. The Division will continue to exploit opportunities to reduce unit costs by maximizing internal efficiencies and entering into external service alliances where practical.

MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT	15

Asian Division

Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines, expanding into Singapore, Indonesia, Taiwan and, more recently, into Shanghai (China), Japan and Vietnam. Asian Division provides a wide range of wealth management and insurance products including pensions and mutual funds and individual and group life and health insurance.

Financial Performance

Asian Division net income increased by 65 per cent to $317 million in 2001 from $193 million in 2000. This increase was primarily due to the impact of the acquisition of policies and assets of Daihyaku in the second quarter of 2001, expense reductions in Japan and strong business growth in Hong Kong Individual Insurance. Expense management initiatives included the rationalization of branch and sales offices in Japan.

     In 2001, Asian Division contributed 27 per cent to the Company’s net income, 15 per cent of total premiums and deposits and as at December 31, 2001, accounted for 15 per cent of the Company’s funds under management.

SUMMARY STATEMENT OF OPERATIONS

(Canadian $ in millions)	2001	2000	1999

Premium income	$2,696	$1,911	$1,533
Investment income	447	353	310
Other revenue	119	80	69

Total revenue	$3,262	$2,344	$1,912

Policy benefits	$1,743	$1,379	$1,244
General expenses	818	667	484
Commissions	279	201	137
Other	59	(109)	(80)

Total policy benefits and expenses	$2,899	$2,138	$1,785

Income before income taxes	$363	$206	$127
Income taxes	(46)	(13)	12

Net income	$317	$193	$139

Premiums and Deposits

Premiums and deposits increased by 62 per cent to $4.0 billion in 2001 from $2.5 billion in 2000. The increase was mainly due to premiums from the policies transferred from Daihyaku, Mandatory Provident Fund deposits in Hong Kong and growth in individual insurance premiums across the Division. In Japan, growth and efficiency were hindered in the early part of the year as agents focused on responding to customer enquiries relating to the transfer of business from Daihyaku. However, sales were stronger in the latter part of the year as the Company renewed its brand identity, aiming to simplify its presence in the Japanese market, and successfully introduced its first universal life product, Manuflex. In the rest of Asia, the agency force increased 59 per cent to 15,700 led by Vietnam, Shanghai, and Hong Kong.

PREMIUMS AND DEPOSITS

(Canadian $ in millions)	2001	2000	1999

Premiums	$2,696	$1,911	$1,533
Segregated fund deposits	1,064	446	331
Mutual fund deposits	227	101	39

Total premiums and deposits	$3,987	$2,458	$1,903

16	MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT

Funds under Management

Funds under management increased by 136 per cent to $22.0 billion in 2001 from $9.3 billion in 2000, reflecting the April 2, 2001 transfer of assets from Daihyaku. Surrender and maturity activity, death and disability claims and other policy changes in the Daihyaku block of business reduced general fund assets in Japan during the year by approximately $5.1 billion. Of this amount, approximately $2.7 billion related to discontinued policy obligations existing prior to the date of acquisition, April 2, 2001, and as at that date, these obligations were reported in the general fund as Benefits payable and provision for unreported claims.

FUNDS UNDER MANAGEMENT

(Canadian $ in millions)	2001	2000	1999

General fund	$19,087	$7,223	$5,763
Segregated funds	1,952	1,144	1,325
Mutual and other managed funds	977	952	164

Total funds under management	$22,016	$9,319	$7,252

Moving Forward

During 2001, Asian Division developed several platforms for future growth, including integrating more than one million active insurance policies transferred from Daihyaku, restructuring its Japanese operations and acquiring a license to operate in China’s main southern city of Guangzhou. In 2002, further opportunities for strategic investment will be actively pursued.

     In 2002, the Division’s primary goal is to substantially expand its agency force, including its main distribution channel – its career agents. In Japan, alternative channels, such as stockbrokers, tax accountants and financial planners, will also be reviewed. Professionalism and productivity of the distribution channels will be enhanced, with an increased emphasis on recruitment and training. The Company’s enhanced training programs and marketing materials will assist both customers and agents in satisfying clients’ financial requirements.

     Capitalizing on the Company’s worldwide expertise in providing leading financial protection and wealth management products to meet customers’ changing needs, new products will be introduced across Asia in 2002. In Japan, a newly approved variable annuity product, together with a recently introduced universal life insurance product, will broaden the choices available to agents and customers. Hong Kong will expand its savings product portfolio in 2002. Building on experience in Hong Kong, Singapore and Taiwan, unit-linked products will be introduced more widely across the region.

     Operational and policy systems will be upgraded and rationalized to improve the efficiency of product development and customer service, while reducing unit costs. Additional expense management initiatives will be explored, including the sharing of best practices across the region, strategic procurement, outsourcing advantages and further development of Internet capabilities that service customers and agents.

MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT	17

Reinsurance Division

Established in 1984, the Reinsurance Division has grown to be one of North America’s leading providers of risk management solutions, specializing in life retrocession. In the simplest terms, reinsurance refers to insurance purchased by an insurance company to cover all or part of certain risks on insurance policies issued by that company; retrocession is a form of reinsurance involving the assumption of risk from other reinsurers. Manulife’s innovative products generate customer interest worldwide, with business written in North America, Europe, Asia and Australia. Through offices in Toronto, Germany and Barbados, the Reinsurance Division provides customer-focused solutions through the following lines of business: Life and Financial (including both retrocession of traditional risk and financial reinsurance); Property and Casualty (offering specialized non-traditional retrocession for P&C reinsurers); and Accident and Health (including personal and specialized coverages).

Financial Performance

Reinsurance Division’s net income decreased to $48 million in 2001 from $108 million in 2000. This result included $145 million in net provisions for anticipated claims arising from the terrorist events in the United States on September 11, 2001, partially offset by a $30 million one-time reduction in tax expense associated with the recognition of a future tax asset in respect of previously unaccrued tax losses. Excluding the impact of these items, Reinsurance Division reported earnings of $163 million, an increase of $55 million over 2000, primarily reflecting improved claims experience in the Accident and Health reinsurance line.

     In 2001, Reinsurance Division contributed four per cent to the Company’s net income, three per cent of premiums and deposits and as at December 31, 2001, accounted for three per cent of the Company’s funds under management.

SUMMARY STATEMENT OF OPERATIONS

(Canadian $ in millions)	2001	2000	1999

Premium income	$791	$768	$816
Investment income	231	194	169
Other revenue	38	22	11

Total revenue	$1,060	$984	$996

Policy benefits	$963	$762	$734
General expenses	40	35	33
Commissions	44	47	76
Other	11	8	8

Total policy benefits and expenses	$1,058	$852	$851

Income before income taxes	$2	$132	$145
Income taxes	46	(24)	(40)

Net income	$48	$108	$105

18	MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT

Premium Income

Premiums increased by three per cent to $791 million in 2001 from $768 million in 2000. Life and Financial reinsurance premiums increased by 11 per cent to $438 million in 2001 from $394 million in 2000, reflecting growth in premiums on inforce business. Property & Casualty reinsurance premiums were consistent with the strong sales reported in 2000. Accident and Health reinsurance premiums continued to decline in 2001 due to the Company’s exit from the U.S. medical reinsurance market and from personal accident pools.

PREMIUMS

(Canadian $ in millions)	2001	2000	1999

Life and Financial reinsurance	$438	$394	$439
Property and Casualty reinsurance	249	256	140
Accident and Health reinsurance	104	118	237

Total revenue	$791	$768	$816

Moving Forward

Following the tragic events of September 11, 2001 and the sizeable losses that occurred in the insurance industry, the reinsurance market is experiencing a significant hardening of rates and terms of coverage, together with a reduction in available capacity. Manulife’s Reinsurance Division, as a recognized market leader, is well positioned to capitalize on these market conditions and will look for opportunities to grow its business, while maintaining a strong focus on risk management.

     In 2002, Reinsurance Division will concentrate on maintaining its leadership position in the Life retrocession market by more closely partnering with select clients whose business philosophy is aligned with its own. In the Life Financial reinsurance market, the Division expects to continue the strong business growth it has recently achieved as a result of being one of the most professional and responsive providers in this specialized field. The Property and Casualty line of business will continue to offer non-traditional product solutions to assist clients in meeting their financial and risk management needs. This business is well positioned to take advantage of improving market conditions. Reinsurance Division remains committed to providing accident reinsurance and expects to benefit from writing selective business in a market with significantly reduced capacity. Where appropriate from a risk management perspective, contracts in the Property and Casualty and Accident and Health lines of business will limit or exclude coverage for acts of terrorism.

MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT	19

Investments

Manulife Financial’s Investment Operations manages assets for the Company’s insurance and wealth management businesses and for external third party clients. Manulife is a significant player in all the asset classes that it manages, with securities management offices located around the globe.

The Operations

The Securities Management group manages securities in all major asset classes and major securities markets, utilizing a variety of investment styles. The group includes Elliott & Page Limited (“Elliott & Page”) in Canada, Manulife International Investment Management Limited (“MIIML”) in London, England as well as offices in Hong Kong and Japan. Today, Elliott & Page manages assets totaling almost $50 billion for the Company as well as for institutional and individual investors. MIIML manages $5.3 billion of general, segregated and mutual funds for the Company and third parties. The investment offices in Hong Kong and Japan manage assets of $15.8 billion for the Company’s growing Asian operations including the assets acquired during the Daihyaku transaction in April of this year. The Asset Origination group includes Mortgage and Real Estate operations located throughout North America, Manulife Capital and NAL Resources Management Limited with a portfolio size of $13.1 billion.

General Fund Assets

Manulife Financial’s general fund invested assets increased to $74.8 billion in 2001 from $56.6 billion in 2000. The goal in investing these assets is to maximize total returns while managing within the Company’s risk management policies. Investment portfolios are widely diversified across asset classes and individual investment risks. The Company has established a target portfolio mix that takes into account the attributes of the liabilities, capital requirements and expectations for risk and return. The Company’s asset mix, credit risks and market conditions are monitored continuously to ensure that they meet the Company’s policies and liquidity requirements. Asset liability matching policies ensure that any changes in asset values attributable to interest rate movements and foreign exchange fluctuations are substantially offset by changes in the related liability.

Bonds

The Company’s bond portfolio represents 62 per cent of invested assets as at December 31, 2001. This is a four percentage point increase from the prior year, reflecting the increased bond holdings as a result of the Daihyaku transaction. The portfolio is monitored closely to enhance yields while optimizing the matching of asset cash flows to the estimated liability cash flows. The bond portfolio is very high quality with 78 per cent rated “A” or higher and only three per cent rated below investment grade. Government-related securities comprised 41 per cent of the total bond portfolio at year-end, compared to 39 per cent for year-end 2000.

Mortgages and Real Estate

As at December 31, 2001, 10 per cent of invested assets consisted of mortgages, with 65 per cent of the portfolio in Canada and 35 per cent in the U.S. Commercial mortgages accounts for 94 per cent of total mortgages. The mortgage portfolio is diversified by location, property type and mortgagor, and consists almost entirely of first mortgages. The value of government-insured loans was three per cent of the total mortgage portfolio. All mortgages are secured by real properties.

     As at December 31, 2001, five per cent of the Company’s invested assets were held in real estate, a decrease of one percentage point from the prior year. The portfolio focuses on top quality office buildings located in superior downtown and large suburban markets across North America. It is diversified by location and property type, with 61 per cent located in the U.S., 38 per cent in Canada and one per cent in Asia. Commercial office properties represented 72 per cent of the portfolio, with the remainder split among residential, retail, industrial and other property classifications. The occupancy rates of our properties exceed that of other comparable properties, thereby contributing to the superior yield earned by this asset class.

20	MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT

Stocks

As at December 31, 2001, stocks represented nine per cent of invested assets, of which a portion is indexed. The strategy for actively managed stocks is to identify and acquire undervalued stocks of companies with strong balance sheets and good earnings potential and these assets have outperformed their respective indices. The portfolio is diversified by industry sector and issuer and consists almost entirely of publicly traded common stocks. As at December 31, 2001, the stock portfolio invested 39 per cent in U.S. issuers, 33 per cent in Canadian issuers, 21 per cent in Asian issuers and seven per cent in other issuers.

Impaired Assets

Allowance for losses on invested assets is established when an asset or portfolio of assets becomes impaired as a result of deterioration in credit quality to the extent that there is no longer assurance of timely realization of the carrying value of assets and related investment income. The carrying value of an impaired asset is reduced to net realizable value at the time of recognition of impairment. The corresponding provision is charged to income.

     At December 31, 2001, the level of impaired assets, net of allowance for losses, was $186 million, primarily composed of U.S. bonds and a modest amount of mortgages. Net impaired assets as a percentage of total invested assets decreased to 0.25 per cent in 2001 from 0.39 per cent in 2000. This decrease was a result of an $18.1 billion increase in invested assets and a decrease in net impaired assets. Total allowance for losses increased to $208 million from $162 million.

     Overall, the Company remains conservative in its provisioning for credit losses and the level of impaired assets continued to be minimal. However, no assurance can be given that the allowances taken will in fact be adequate to cover all future losses or that additional provisions or asset write-downs will not be required in the future.

     Manulife Financial’s calculation of actuarial liabilities also includes a more general provision for future losses from asset defaults. The Company follows actuarial principles to establish reserves for future losses, taking into account normal historical levels and future expectations. As at December 31, 2001, the reserve for future credit losses included within actuarial liabilities increased to $1,525 from $1,221 as at December 31, 2000.

Moving Forward

The goal of Investment Operations is to consistently achieve superior asset returns with prudent risk management. The strategy combines traditional asset management techniques with capital markets and risk management expertise. Investment Operations will continue to include a portfolio of non-traditional assets in order to enhance yields and provide a competitive advantage. An important focus for Investment Operations is to grow assets under management, with emphasis on segregated and mutual funds, as well as managing assets for third parties.

MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT	21

Risk Management

Manulife Financial is exposed to a variety of risks across its many business operations. The objective of risk management at Manulife Financial is to ensure the Company’s overall risk is maintained at an acceptable level and that appropriate returns are earned for the level of risk assumed. The Audit Committee of the Board of Directors has responsibility to oversee the risk management activities of the Company by (1) approving, and reviewing compliance with, risk management policies developed by senior management, and (2) ensuring that all major areas of risk arising from the Company’s business activities are identified, assessed and monitored by senior management.

     Risk management programs at Manulife Financial are overseen by the Corporate Risk Management Committee, comprised of senior management with accountabilities for administering the Company’s global risk management programs, and headed by the Company’s Chief Risk Officer. Risk management activities are executed within each business unit and operating area, under the umbrella of an enterprise-wide risk management framework established by the Corporate Risk Management Committee. This framework incorporates policies and procedures designed to facilitate the evaluation and management of risks across all of the Company’s business operations and to achieve consistent risk management practices in all business units and operating areas. All risk management policies, procedures and strategies are reviewed periodically to ensure their continued appropriateness. All key risks are reviewed by the Corporate Risk Management Committee regularly and reported to the Audit Committee quarterly.

     The Company has classified its risk management programs into eight categories: asset liability management, liquidity management, foreign currency management, credit risk management, product design and pricing risk management, underwriting and claims management, derivatives risk management, and operational risk management.

Asset Liability Management

The Company’s asset liability management program is designed to maximize long-term economic value subject to risk tolerances and constraints. The Company segments product liabilities with similar characteristics and establishes investment guidelines for each segment reflecting asset mix, asset quality, and interest rate exposure targets and limits. For each product liability segment, the Company’s policy is to invest in assets with characteristics that closely match the characteristics of the liabilities. As a result, products offering interest rate and term guarantees, such as annuities and pension products, are supported predominantly by bonds and mortgages. Products that allow adjustments to credited interest rates or premiums, such as participating whole life and universal life insurance, are supported by a broader range of assets, including real estate and equities. Actual positions related to asset mix, asset quality and interest rate exposure are monitored against targets and limits regularly and are reported to the Corporate Risk Management Committee monthly and the Audit Committee quarterly.

Interest Rate Risk

The Company may be exposed to economic loss if asset and liability cash flows are not closely matched with respect to timing and amount, and interest rates change. To manage this exposure, the Company has established interest rate risk management programs for each product liability segment designed to keep potential losses within acceptable limits. Policies and procedures, including authorities and accountabilities for managing and monitoring interest rate risk, are clearly defined, the duration of assets and liabilities are matched within prescribed guidelines, asset and liability positions are updated daily for material business lines, and interest rate exposure is reported to senior management. The Company employs a variety of sophisticated analytical techniques designed to quantify and manage interest rate risk, including cash flow gaps, durations, partial durations, convexity, value at risk and surplus sensitivity to predetermined scenarios.

     The Company’s annuity and pension products represent the business that is most sensitive to interest rate risk. For this business, an immediate and parallel decrease of one per cent in interest rates across all maturities in Canada, the United States and Hong Kong would have decreased net income and equity by $6 million as at December 31, 2001 (increase of $7 million as at December 31, 2000).

22	MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT

Market Risk

The Company may be exposed to losses resulting from fluctuations in stock market or real estate prices impacting the return on general fund assets, fee income earned on market-based funds and liabilities associated with investment related guarantees on segregated funds. The Company’s investment-related guarantees include maturity and death benefit guarantees on its Canadian segregated fund contracts, minimum death and income benefit guarantees on its U.S. variable annuity contracts, and minimum death benefit guarantees through reinsurance assumed under several treaties with third parties.

     The Company has developed policies and procedures intended to limit the risk from stock market fluctuations that are associated with investment related guarantees. These policies and procedures incorporate established limits for the economic value at risk associated with these guarantees, policies related to product design and pricing, and utilization of reinsurance programs. The Company monitors this equity risk exposure against approved limits, using both stochastic modeling techniques and sensitivity to predetermined stress tests, and reports the results to the Corporate Risk Management Committee and Audit Committee on a quarterly basis.

     The direct stock and real estate holdings in the general fund represent a small fraction of the assets under management by the Company and are typically held in surplus or used to support long-term general fund policy liabilities. Where used to support policy liabilities, stocks and real estate represent only a small portion of the overall asset mix for the liability segment. Equity holdings are diversified by industry type and corporate connection, while real estate holdings are diversified by property type and location.

Liquidity Management

Liquidity risk is the risk that the Company will not have access to sufficient funds to meet both its expected liabilities as they become due, and its unexpected cash demands. The Company’s overall liquidity management program is comprised of policies and procedures designed to ensure that adequate liquidity is available. These policies and procedures include maintaining a minimum level of liquidity, managing the liquidity centrally by forecasting and monitoring actual cash movements on a daily basis, maintaining investment portfolios with adequate levels of marketable investments, maintaining access to other sources of liquidity, such as commercial paper funding and committed standby bank credit facilities, and designing products to reduce the possibility of unexpected liquidity demands.

     The Company’s policy is to maintain a minimum level of both operating and strategic liquidity. The operating liquidity is maintained at or above the level of one month’s operating cash outflows. Strategic liquidity is measured under both immediate (within one month) and ongoing (within one year) stress scenarios, based on an industry-accepted model. Under this model, the Company’s policy is to maintain liquid assets at a level above actuarial liabilities and maturing debt obligations. The liquid assets are discounted to reflect their convertibility to cash, and the actuarial liabilities are adjusted to reflect their potential for withdrawal.

     The following table shows the Company’s discounted liquid assets and adjusted liabilities, as calculated under the Company’s strategic liquidity model. Total maturing debt obligations due in the next 24 months were $220 as at December 31, 2001 (2000 — nil).

	2001		2000

	Immediate	Ongoing	Immediate	Ongoing
(Canadian $ in millions)	Scenario	Scenario	Scenario	Scenario

Discounted market value of liquid assets:
Cash and short-term investments	$4,761	$4,761	$3,480	$3,480
Marketable securities
Bonds	43,555	44,957	31,287	32,265
Stocks	4,417	5,352	3,319	4,024
Less: other adjustments	(1,470)	(2,969)	(1,053)	(1,856)

Liquid assets, as adjusted	$51,263	$52,101	$37,033	$37,913
Less: actuarial liabilities, as adjusted	(9,016)	(12,451)	(7,222)	(9,710)

Available liquidity	$42,247	$39,650	$29,811	$28,203

Calculated liquidity ratio	569%	418%	513%	390%

MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT	23

Foreign Currency Management

The Company may be exposed to losses resulting from adverse movements in foreign exchange rates because it reports financial results in Canadian dollars and manages operations in many currencies, principally Canadian, U.S. and Hong Kong dollars and Japanese yen. To manage the risk, the Company has a policy of matching the currency of its assets with the currency of the liabilities these assets support. The Company also has a policy of generally matching the currency of its equity with the currency of its liabilities, designed to limit the impact of changes in foreign exchange rates on the Company’s equity to liability and MCCSR ratios. The Company’s foreign currency policy also establishes the currencies in which the Company is authorized to transact. Foreign currency exchange controls imposed by jurisdictions in which the Company conducts business currently have no material impact on the Company’s business or operations.

     The policy establishes limits to foreign currency exposure as measured by Value at Risk (“VaR”), a risk management methodology based on statistical analysis. The model employed by Manulife Financial is based on J.P. Morgan’s RiskMetrics, which is an accepted methodology in the financial services industry. The VaR methodology measures the possible impact on the Company’s MCCSR and equity due to changes in foreign currency rates. The Company’s foreign currency exposure is monitored both on the basis of VaR and on sensitivities to predetermined scenarios regularly, and is reported to the Corporate Risk Management Committee and the Audit Committee quarterly.

     As at December 31, 2001, a one cent increase in the Canadian dollar relative to the U.S. dollar would have generated a $37 million decrease in equity, while a one per cent increase in the Canadian dollar relative to the Japanese yen would have generated a $6 million decrease in equity.

Credit Risk Management

The Company may be exposed to potential losses if debtors, counterparties or intermediaries are unable or unwilling to fulfill their obligations. The Company’s exposure to this risk is controlled through a risk management program incorporating policies and procedures that emphasize the quality and diversification of the Company’s investment portfolio and the selection of counterparties and intermediaries.

     The Company’s investment policies establish limits on concentration by issuer, intercorporate relationships, rating, industry sector and geographic region. All personnel are subject to limits on their ability to commit the Company to credit instruments. To manage the exposure to credit risk related to reinsurers, the Company generally only enters into arrangements with properly licensed, well-established and financially strong companies and has established counterparty exposure limits and minimum credit-rating criteria. Credit and commitment exposure is monitored monthly by the Credit Risk Committee, comprised of senior management from the investment and corporate operations and headed by the Chief Credit Officer.

Product Design and Pricing Risk Management

The process of pricing products requires estimates of many factors, including future investment yields, mortality and morbidity experience, expenses, rates of policy termination and taxes. Pricing risk is the risk that actual experience will not develop as estimated in pricing. While many products are designed to allow adjustments to premiums or benefits for experience variations, other products do not allow for such adjustments. The Company’s product design and pricing risk management program incorporates standards and guidelines intended to ensure that the level of risk borne by the Company is within acceptable limits. The Company manages pricing risk by setting standards and guidelines that cover pricing methods and assumption setting, the use of pricing software, setting profit margin objectives, requiring scenario analysis, documentation and pricing approval processes. The pricing risk management program includes completion of an annual compliance self-assessment by all business units and the internal audit of business unit pricing on a rotating basis, with all units audited over a five-year cycle. The chief financial officer of each business unit is responsible for approving the design and pricing of each product to ensure the Company’s standards and guidelines are met. The Appointed Actuary must approve any pricing or product design change that introduces significant new risks or design features.

Underwriting and Claims Management

The Company is exposed to potential financial losses resulting from changes in the health and life expectancy of policyholders. The Company’s underwriting and claims risk management program incorporates standards for setting claims experience assumptions in pricing and valuation, ongoing experience monitoring programs, underwriting policies and procedures, claims adjudication policies and procedures, established policy retention limits and use of reinsurance programs. Concentration risk is mitigated by diversifying internationally, and across a wide range of products and cases.

24	MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT

     Claims trends are monitored on an ongoing basis. Manulife Financial uses both its own and industry experience to develop estimates of future claims used in pricing and in setting actuarial liabilities. The Company establishes appropriate criteria to determine the insurability of applicants as well as managing exposure to large claims. Underwriting standards have been established to manage the initial insurability of applicants and claims adjudication standards are in place to assist in managing group life and health claims. Renewal underwriting standards are in place for business that renews on a periodic basis. Underwriting standards are reviewed periodically and approved by the Appointed Actuary. Periodic reviews are also performed to ensure compliance with these standards.

     Exposure to large claims is managed by establishing policy retention limits that vary by market and geographic location. Policy retention limits are reviewed periodically and approved by the Chief Executive Officer. Coverage in excess of these limits is reinsured with other companies. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. As a result of ceded reinsurance, actuarial liabilities were reduced by $2.0 billion as at December 31, 2001. In addition, the Company carries coverages to insure against catastrophic events that entail aggregate claims in excess of $30 million to a maximum of $150 million.

Derivatives Risk Management

The Company uses derivatives, including foreign exchange contracts, interest rate and cross currency swaps, forward rate agreements and equity options, to manage exposure to interest rate, foreign currency and equity fluctuations. In limited circumstances and when opportunities exist within asset liability matching and/or risk management parameters, the Company may use derivatives to achieve higher yields than those available from more traditional assets. The Company has developed policies and procedures intended to limit the risk associated with the use of derivatives. These include specific limits on the size of derivative transactions and authorization limits for specific personnel. In order to manage the risk of counterparty default, the Company has established counterparty exposure limits in respect of both the notional amount outstanding under derivative transactions with a counterparty and the daily mark-to-market amount of the counterparty’s exposure under derivative transactions with the Company. All derivative positions relative to these limits are monitored daily and reported to senior management monthly. In addition, all counterparties are required to meet minimum credit-rating criteria. All limits contained in the Company’s derivative policies are subject to regular review by senior management for continued appropriateness. The Company’s total derivative exposure is reported regularly to the Board of Directors. As at December 31, 2001, the Company had $12.0 billion in notional amount of derivatives outstanding, constituting a credit risk equivalent of $487 million. This compares to a notional amount of $8.7 billion and a credit risk equivalent amount of $257 million as at December 31, 2000. See notes 3(e) and 15 to the consolidated financial statements.

Operational Risk Management

The business operations of the Company involve a wide variety of activities that are subject to regulation in many jurisdictions. These include product design, sales and marketing practices, underwriting practices, asset management, financial reporting, employment practices and employee conduct. The Company’s compliance management program is designed to facilitate and monitor compliance functions, providing assurance to senior management and the Audit Committee that the Company’s regulatory obligations are being met. The program is intended to achieve awareness of all laws that affect the Company’s businesses and the status of compliance with those laws. The program is supported by a reporting process, which establishes accountability for compliance throughout the Company. An independent audit of compliance controls throughout the Company is carried out by the internal audit function.

     Other operating risks faced by the Company include legal, tax, political, regulatory, market conduct, competitive, environmental and business continuity risks. Some of these risks are more pronounced because the Company operates in a number of different jurisdictions. Senior management has established policies and procedures to ensure operational risks are identified and effective internal controls are in place to manage operational risks. Business units are responsible for identifying risks and managing them day-to-day in accordance with these policies, processes and controls. Senior management is apprised of these risks and the Audit Committee is updated at least quarterly. Internal auditors audit the effectiveness of internal controls and report to senior management and the Audit Committee semi-annually. External auditors review the effectiveness of internal controls to the extent necessary to conduct an audit of the annual financial statements and report to the Audit Committee annually on matters that come to their attention as a result of such review.

MANAGEMENT’S DISCUSSION & ANALYSIS	MFC 2001 ANNUAL REPORT	25